SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934**

For the month of November 2002

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   x   Form 40 F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____   No   x

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002.

The following news release was issued by Alcon, Inc. on November 21, 2002.

For immediate release

Alcon Recalls SKBM Microkeratome

Hünenberg, Switzerland - November 21, 2002 - Alcon, Inc. (NYSE: ACL) announced today that it has commenced a voluntary recall of the **SKBM®** microkeratome, which it obtained as part of its acquisition of Summit-Autonomous Technologies, Inc. The company decided to recall the units after receiving a very small number of complaints that the applanation glass on the head of the handpiece could loosen or become misaligned. If not checked for misalignment, the corneal flap could be made at an undesired depth, which, in rare instances, could lead to patient injury. Alcon took this pro-active approach voluntarily because of its long-standing commitment to maintaining the highest standards of product quality and patient safety.

Alcon estimated there are about 350 units in the worldwide market today. Year-to-date SKBM sales of $3 million in 2002 represented approximately one-tenth of one percent of estimated 2002 total sales for Alcon worldwide. Alcon announced that it expects to take an after-tax charge of approximately $15 million in the fourth quarter. This charge includes the estimated costs of the recall and termination of the SKBM product line. Alcon reaffirmed its prior guidance for adjusted earnings per share for the fourth quarter and fiscal year, which excludes the impact of the recall as well as other one-time items reported previously. Given Alcon's diversified portfolio of products and the negligible contribution of the SKBM to total sales, management also confirmed sales and earnings guidance for 2003.

# # #

Caution Concerning Forward-Looking Statements. *This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: potential litigation related to the SKBM or its recall, the recall costs may be higher than anticipated, government regulatory actions related to the recall, the impact of the recall on sales of other products, the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future*

results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


For information, contact:
Doug MacHatton (Alcon Investor Relations)
800-400-8599
Mary Dulle (Alcon Public Relations)
817-551-8058
www.alconinc.com


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date November 22, 2002   By /s/ Martin Schneider
                                   Name: Schneider, Martin
                                   Title: Attorney in Fact

Date November 22, 2002   By /s/ Stefan Basler
                                   Name: Basler, Stefan
                                   Title: Attorney in Fact